82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.c





FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.



PROCESSED
JAN 3 1 2005



Fosters Brewing Group
With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

5 January 2005

Notice of Intended Voluntary Cancellation of Listings on the London Stock Exchange Plc

Foster's Group Limited ("**Foster's**") announced today that it has given written notice to the United Kingdom Listing Authority ("**UKLA**") and London Stock Exchange Plc ("**LSE**") of its intention to voluntarily cancel the listings of its securities that are admitted to trading on the LSE.

The effective date of cancellation will be 31 March 2005, with the last day of listing and admission to trading being 30 March 2005.

The decision to delist from the LSE is based on a combination of low trading volumes and the comparatively small number of shareholders involved, which collectively makes the cost of maintaining the secondary listing commercially unviable.

Foster's will provide a voluntary share sale facility for Foster's shareholders registered on Foster's London branch register as at 4 January 2005, details of which will be posted shortly to such shareholders. This facility will be available from 10 January 2005 to 21 February 2005.

Any shareholders who remain on the London branch register following cancellation will automatically become 'issuer sponsored' shareholders on the Australian Stock Exchange Ltd.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/01/2005

TIME: 13:23:45

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Intended Voluntary Cancellation of Listings on LSE

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.